Exhibit 99.1

June 18, 2013

FILED BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
Autorité des marchés financiers
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office, Consumer, Corporate and
Insurance Services Division
Newfoundland & Labrador Department of Government Services, Consumer &
Commercial Affairs Branch
Registrar of Securities, Northwest Territories
Registrar of Securities, Government of the Yukon Territory
Registrar of Securities, Nunavut

Dear Sirs / Mesdames:

Re: New Gold Inc. Take-Over Bid

New Gold Inc. (the “Offeror”) has made an offer to purchase (the “Offer”) all of the issued and outstanding common shares (including all common shares that may become issued and outstanding upon the exercise, exchange or conversion of options, warrants or any other outstanding rights) of Rainy River Resources Ltd. (the “Company”), together with any associated rights issued under the Company’s shareholder rights plan. Accordingly, the Offeror has filed on SEDAR the Offer and related take-over bid circular, a letter of transmittal, a notice of guaranteed delivery and a letter to shareholders of the Company from Randall Oliphant (Executive Chairman of the Offeror).

In addition, the following agreements related to the Offer (the “Agreements”) were filed on SEDAR by the Offeror on June 6, 2013 under project numbers 02073411, 2073413, 2073417, 2073419, 2073422, 2073423, 2073424, 2073426, 2073428, 2073433, 2073434, 2073436, 2073439 and 2075935:

•	the acquisition agreement dated May 31, 2013 between the Offeror and the Company; and

•	lock-up agreements dated May 31, 2013 between the Offeror and each of the directors and officers of the Company.

New Gold Inc. Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, BC V7X 1M9 T  +1 604 696 4100  F  +1 604 696 4110

www.newgold.com

Pursuant to subsection 3.2(1) of Multilateral Instrument 62-104 – Take-Over Bids and Issuer Bids (“MI 62-104”) and subsection 5.1(1) of OSC Rule 62-504 – Take-Over Bids and Issuer Bids (“Rule 62-504”), the Offeror is required to file the Agreements. In satisfaction of this obligation, the Offeror is providing this letter pursuant to subsection 3.2(5) of MI 62-104 and subsection 5.1(5) of Rule 62-504.

If you have any questions regarding the foregoing, please do not hesitate to contact me at (604) 696-4100.

Yours very truly,

(Signed) Susan Toews

Susan Toews
Vice President, Legal Affairs & Corporate Secretary

New Gold Inc. Suite 1800, Two Bentall Centre, 555 Burrard Street, Vancouver, BC V7X 1M9 T  +1 604 696 4100  F  +1 604 696 4110

www.newgold.com